Exhibit 99.1

EMIRATES SIMULATION
ACADEMY L.L.C.

Reports and financial
statements for the year
ended 31 December 2008

EMIRATES SIMULATION ACADEMY L.L.C.

Reports and financial statements
for the year ended 31 December 2008

Page

Directors’ report	1

Independent auditor's report	2-3

Balance sheet	4

Income statement	5

Statement of changes in equity	6

Cash flow statement	7

Notes to the financial statements	8-21

EMIRATES SIMULATION ACADEMY L.L.C.

Directors’ report
for the year ended 31 December 2008

The Directors present their report together with the audited financial statements of Emirates Simulation Academy (the “Company”) for the year ended 31 December 2008.

Principal activity

The principal activity of the Company is to operate a simulation-based training center for industrial facilities in the UAE and Gulf Cooperation Council.

Results

As of 31 December 2008, the Company has not commenced its business activities. The Company reported a net loss during the year of AED 7,831,560 (Period from 20 May 2006 (inception) to 31 December 2007 - net loss of AED 1,972,417) mainly on account of pre-operating expenses.

Directors

The Directors of the Company at 31 December 2008 are:

Mr. Mahmood Ebraheem Al Mahmood – Chairman
Mr. Khalid Al Marri – Alternate Chairman
Dr. Tayeb Amanallah Mohammed Kamali – Vice Chairman
Mr. Sultan Karmostaji– Alternate Vice Chairman
Mr. Jerome Feldman – Member
Mr. John L. Habib – Alternate Member

Release

The Directors release from liability the management and the external auditor in connection with their duties for the year ended 31 December 2008.

External auditor

The Directors propose the re-appointment of Deloitte & Touche as the external auditor for the year ending 31 December 2009.

for The Board of Directors

/s/ Khalid Al Marri
Chairman

11 February 2009
Abu Dhabi, UAE

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Emirates Simulation Academy L.L.C.
Abu Dhabi, UAE

Report on the financial statements

We have audited the accompanying financial statements of Emirates Simulation Academy L.L.C. (the “Company”), which comprise the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2008, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

INDEPENDENT AUDITOR’S REPORT (Continued)

Report on other legal and regulatory requirements

Also, in our opinion, proper books of account are maintained by the Company, and the information included in the Directors’ report is in agreement with the books of account. We have obtained all the information and explanations which we considered necessary for the purpose of our audit. According to the information available to us, there were no contraventions of the UAE Federal Commercial Companies Law No. (8) of 1984 (as amended) or the Articles of  Association of the Company which might have a material effect on the financial position of the Company or on the results of its operations for the year.

Emphasis of a matter

Without qualifying our opinion, and as explained in Note 3 to the financial statements, we draw attention to the fact that the financial statements have been prepared on a going concern basis and the validity of this depends on the Company’s Shareholders continuing their financial support to ensure that the Company meets its obligations as and when they fall due. Additionally, as required by the UAE Federal Commercial Companies Law No. (8) of 1984, (as amended), the Shareholders are required to consider an appropriate resolution concerning the accumulated losses of the Company.

/s/ Deloitte & Touche

11 February 2009

EMIRATES SIMULATION ACADEMY L.L.C.

Balance sheet
at 31 December 2008

	Notes	2008	2007
		AED	AED
ASSETS

Non-current assets
Intangible assets	5	13,779	-
Property, plant and equipment	6	57,414,287	43,476,531

Total non-current assets		57,428,066	43,476,531

Current assets
Prepayments		696,504	676,884
Advances		52,330	69,825
Cash and bank balances		1,150,670	910,280

Total current assets		1,899,504	1,656,989

Total assets		59,327,570	45,133,520

DEFICIT AND LIABILITIES

Capital
Share capital	7	1,000,000	1,000,000
Accumulated losses		(9,803,977)	(1,972,417)

Net deficit		(8,803,977)	(972,417)

Non-current liabilities
Provision for end of service benefit	8	122,268	6,521
Bank borrowings	9	29,706,887	26,839,008

Total non-current liabilities		29,829,155	26,845,529

Current liabilities
Trade and other payables		557,085	144,836
Due to related parties	10	33,222,460	19,115,572
Bank borrowings	9	4,522,847	-

Total current liabilities		38,302,392	19,260,408

Total liabilities		68,131,547	46,105,937

Total deficit and liabilities		59,327,570	45,133,520

/s/ Khalid Al Marri	/s/ Pavol Harangozo
Chairman	General Manager

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Income statement
for the year ended 31 December 2008

			Period from
			20 May 2006
			(inception) to
			31 December
		2008	2007

	Note	AED	AED

Revenue		-	-
Cost of sales		-	-

Gross profit		-	-

Administrative expenses		(5,172,011)	(727,479)
Marketing expenses		(967,774)	-
Finance costs		(1,691,775)	(1,278,974)
Other income		-	34,036

Net loss for the year/period	11	(7,831,560)	(1,972,417)

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Statement of changes in equity
for the year ended 31 December 2008

	Share capital	Accumulated losses	Net deficit
	AED	AED	AED

Capital contribution	1,000,000	-	1,000,000
Net loss for the period	-	(1,972,417)	(1,972,417)

Balance at 1 January 2008	1,000,000	(1,972,417)	(972,417)

Net loss for the year	-	(7,831,560)	(7,831,560)

Balance at 31 December 2008	1,000,000	(9,803,977)	(8,803,977)

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Cash flow statement
for the year ended 31 December 2008

		Period from
		20 May 2006 (inception) to
		31 December
	2008	2007
	AED	AED

Operating activities
Net loss for the year/period	(7,831,560)	(1,972,417)
Adjustments for:
Amortisation of intangible assets	3,921	-
Depreciation of property, plant and equipment	160,994	1,250
Provision for end of service benefit	115,747	6,521

Operating cash flows before movements in working capital	(7,550,898)	(1,964,646)
Increase/decrease in working capital:
Prepayments	(19,620)	(676,884)
Advances	17,495	(69,825)
Trade and other payables	412,249	144,836

Net cash used in operating activities	(7,140,774)	(2,566,519)

Investing activities
Purchase of intangible assets	(17,700)	-
Purchase of property, plant and equipment	(14,098,750)	(43,477,781)

Net cash used in investing activities	(14,116,450)	(43,477,781)

Financing activities
Capital contribution	-	1,000,000
Bank borrowings obtained	9,413,278	26,839,008
Bank borrowings paid	(2,022,552)	-
Advances from related parties	14,106,888	19,115,572

Net cash from financing activities	21,497,614	46,954,580

Net increase in cash and cash equivalents	240,390	910,280

Cash and cash equivalents at the beginning of the year/period	910,280	-

Cash and cash equivalents at the end of the year/period	1,150,670	910,280

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008

1              General

Emirates Simulation Academy L.L.C. (the “Company”) is registered in the Emirate of Abu Dhabi, United Arab Emirates (UAE) as a limited liability company in accordance with the provisions of the UAE Federal Commercial Companies Law No. (8) of 1984 (as amended).

The principal activity of the Company is to construct a simulation-based training center for industrial facilities in the UAE and Gulf Cooperation Council and to operate, manage and develop the training center. As of 31 December 2008, the Company has not commenced its business activities.

The registered office of the Company is P.O. Box 63763, Abu Dhabi, UAE.

2              Adoption of new and revised Standards

2.1	Standards and interpretations effective in the current period

Three interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) effective for the current period are as follows:

• IFRIC 11 IFRS 2: Group and Treasury Share Transactions
• IFRIC 12 Service Concession Arrangements
• IFRIC 14 IAS 19: The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their interaction

The adoption of these Interpretations has not led to any changes in the Company’s accounting policies.

2.2           Standards and interpretations in issue not yet adopted

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

New Standards and Amendment to Standards:

• IAS 1 (revised) Presentation of Financial Statements and IAS 32 (revised) Financial Instruments: Presentation – Amendments relating to puttable instruments and obligations arising on liquidation	Effective for annual periods beginning on or after 1 January 2009
• IAS 23 (revised) Borrowing Costs	Effective for annual periods beginning on or after 1 January 2009
• IAS 39 (revised) Financial Instruments: Recognition and Measurement- Amendments for eligible hedged Items	Effective for annual periods beginning on or after 1 July 2009

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

2              Adoption of new and revised Standards (continued)

2.2           Standards and interpretations in issue not yet adopted (continued)

• IFRS 1 (revised) First time Adoption of IFRS and IAS 27 (revised) Consolidated and Separate Financial Statements – Amendment relating to cost of an investment on first time adoption	Effective for annual periods beginning on or after 1 January 2009
• IFRS 2 (revised) Share-based payment – Amendment relating to vesting conditions and cancellations	Effective for annual periods beginning on or after 1 January 2009
• IFRS 3 (revised) Business Combinations – Comprehensive revision on applying the acquisition method and consequential amendments to IAS 27 (revised) Consolidated and Separate Financial Statements, IAS 28 (Revised) Investments in Associates and IAS 31 (Revised) Interests in Joint Ventures

Effective for annual periods beginning on or after 1 July 2009
• IFRS 8 Operating Segments	Effective for annual periods beginning on or after 1 January 2009
• Amendments to IFRS 5, IAS 1, IAS 16, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 31, IAS 36, IAS 38, IAS 39, IAS 40 and IAS 41 resulting from the May and October 2008 Annual Improvements to IFRSs

Effective for annual periods beginning on or after 1 January 2009

2.2           Standards and interpretations in issue not yet adopted (continued)

New Interpretations:

• IFRIC 13 Customer Loyalty Programmes	Effective for annual periods beginning on or after 1 July 2008
• IFRIC 15 Agreements for the Construction of Real Estate	Effective for annual periods beginning on or after 1 January 2009
• IFRIC 16 Hedges of a Net Investment in a Foreign Operation	Effective for annual periods beginning on or after 1 October 2008
• IFRIC 17 Distributions of Non-cash Assets to Owners	Effective for annual periods beginning on or after 1 July 2009
• IFRIC 18 Transfers of Assets from Customers	Effective for annual periods beginning on or after 1 July 2009

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Company in the period of initial application.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

3              Summary of significant accounting policies

3.1           Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards.

3.2           Basic of preparation

The financial statements have been prepared on a going concern basis on the assumption that the Company will continue in operational existence for the foreseeable future. The validity of this assumption is dependent upon the shareholders continuing their financial support to ensure that the Company meets its obligations as and when they fall due.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

3.3           Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (if any).  The cost of property, plant and equipment is their purchase cost together with any incidental expenses of acquisition.

Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives using the straight-line method on the following basis:

Building improvements	20%
Furniture and fixtures	20%
Office equipment	25%
Motor vehicles	20%
Other assets	25%

The estimated useful lives, residual values and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

3.4           Capital work in progress

Capital work in progress is stated at cost. When commissioned, capital work in progress is transferred to the appropriate property, plant and equipment category and is depreciated in accordance with the Company’s policies.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

3              Summary of significant accounting policies (continued)

3.5           Intangible assets

Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses, if any.  Amortisation is charged on a straight line basis over their estimated useful lives.  The estimated useful lives are reviewed at the end of each annual reporting period, with effect of any changes in estimate being accounted for on a prospective basis. Intangible assets mainly include computer software with estimated useful life of 4 years.

3.6           Impairment

At each balance sheet date, the Company reviews the carrying amounts of its assets whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest Company of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.7           Foreign currencies

For the purpose of these financial statements UAE Dirhams (AED) is the functional and the presentation currency of the Company.

Transactions in currencies other than AED (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in the income statement in the period in which they arise.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

3              Summary of significant accounting policies (continued)

3.8           Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.9           Provision for employees’ end of service benefits

Provision is made for the estimated liability for employees' entitlement to annual leave and leave passage as a result of services rendered by eligible employees up to the balance sheet date.

Provision is also made for the full amount of end of service benefits due to non-UAE national employees in accordance with UAE Labour Law, for their period of service up to the balance sheet date.  The provision relating to annual leave and leave passage is disclosed as a current liability, while that relating to end of service benefits is disclosed as a non-current liability.

Pension contributions are made in respect of UAE national employees to the UAE General Pension and Social Security Authority in accordance with the UAE Federal Law No. (7), 1999 for Pension and Social Security. Such contributions are charged to the income statement during the employees' period of service.

3.10         Financial assets

The Company’s financial assets comprise cash and bank balances.

Cash and cash equivalents

Cash and cash equivalents are treated as loans and receivables and include cash on hand and deposits held at call with banks with original maturities of three months or less.

Loans and receivables

Financial assets that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost, less any impairment.  Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

3              Summary of significant accounting policies (continued)

3.10         Financial assets (continued)

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Derecognition of financial assets

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.  If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognises its retained interest in the asset and an associated liability for amounts it may have to pay.  If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognise the financial asset.

3.11         Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received.

Financial liabilities

Trade and other payables, due to related parties and bank borrowings are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs, and are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

3	Summary of significant accounting policies (continued)

3.11         Financial liabilities and equity instruments (continued)

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

4	Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the Company’s accounting policies, which are described in Note 3, management has made the following judgments that have the most significant effect on the amounts recognised in the financial statements (apart from those involving estimations, which are dealt with below).

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Useful lives of property, plant and equipment

Management reviews the residual values and estimated useful lives of property, plant and equipment at the end of each annual reporting period in accordance with IAS 16: Property, Plant and Equipment.  Management determined that current year expectations do not differ from previous estimates based on its review.

Impairment of capital work in progress

Management has estimated the recoverability of capital work in progress balance and has considered the allowance for impairment based on the current economic environment, estimated costs of completion and future returns.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

5	Intangible assets

	2008	2007
	AED	AED
Cost
At 1 January	-	-
Additions	17,700	-

At 31 December	17,700	-

Accumulated amortisation
At 1 January	-	-
Charge for the year	3,921	-

At 31 December	3,921	-

Carrying amount
At 31 December	13,779	-

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

6              Property, plant and equipment

	Building improvements	Furniture and fixtures	Office equipment	Motor vehicles	Capital work in progress	Total
		AED	AED	AED	AED	AED
Cost
Additions	-	116,836	8,538	-	43,352,407	43,477,781

1 January 2008	-	116,836	8,538	-	43,352,407	43,477,781
Additions	312,428	354,516	242,053	74,000	13,115,753	14,098,750

At 31 December 2008	312,428	471,352	250,591	74,000	56,468,160	57,576,531

Accumulated depreciation
Charge for the period	-	954	296	-	-	1,250

1 January 2008	-	954	296	-	-	1,250
Charge for the year	51,155	67,213	36,459	6,167		160,994

At 31 December 2008	51,155	68,167	36,755	6,167	-	162,244

Carrying amount
At 31 December 2008	261,273	403,185	213,836	67,833	56,468,160	57,414,287

At 31 December 2007	-	115,882	8,242	-	43,352,407	43,476,531

Capital work in progress represents cost incurred on the construction and installation of simulators to be used in the training activities.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

7              Share capital

The share capital of the Company is AED 1,000,000 divided into 1,000 shares of AED 1,000 each.

		2008 and 2007
	Place of registration	%	Number of shares	AED

Al Qudra Holding P.J.S.C.	UAE	60	600	600,000
Center of Excellence for Applied Research and Training	UAE	30	300	300,000
GSE Power Systems, Inc.	USA	10	100	100,000

		100	1,000	1,000,000

8              Provision for end of service benefit
	2008	2007
	AED	AED

At 1 January	6,521	-
Charge for the year/period	115,747	6,521

At 31 December	122,268	6,521

9	Bank borrowings
	2008	2007
	AED	AED

Term loan	34,229,734	26,839,008
Less: non-current portion of term loan	(29,706,887)	(26,839,008)

Current portion of term loan	4,522,847	-

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

9              Bank borrowings (continued)

The term loan is repayable as follows:

	2008	2007
	AED	AED

Within one year	4,522,847	-
In the second year	7,268,900	3,964,860
In the third to fifth year	22,437,987	22,874,148

	34,229,734	26,839,008

In 2007, the Company obtained an 8-year loan facility from a local bank of AED 43.25 million to finance the purchase of equipment and vehicles and construction of the simulation project. The loan carries interest at 3 months EBOR plus 2% per annum. The repayment commences 3 months after a 2 year initial grace period.

The loan is secured by the following:

-	First degree commercial mortgage in favour of the bank to be concluded upon the completion of the project over the Company’s assets;
-	Assignment of the standby LC for US$ 2,110,000 received from GSE Power Systems, Inc. under the simulators supply contract;
-	Assignment of all contracts payments from prospective clients in favour of the bank;
-	Post dated cheques covering installments with fixed date and amount in favour of the bank;
-	Corporate guarantees on joint and several basis from the shareholders; and
-	Endorsement of the insurance policies over the Company’s assets to the bank as first loss payee.

10            Related parties

The Company, in the ordinary course of business, entered into transactions at agreed terms and conditions, with companies, entities or individuals that fall within the definition of related party as defined in IAS 24: Related Party Disclosures. Related parties comprise the Company’s major shareholders, directors and entities related to them, companies under common ownership and/or common management and control, their partners and key management personnel.

Due to related parties at the balance sheet date comprise:
	2008	2007
	AED	AED

Al Qudra Holding P.J.S.C.	20,467,301	11,375,961
Center of Excellence for Applied Research and Training	9,275,646	6,009,023
GSE Power Systems, Inc.	3,479,513	1,730,588

	33,222,460	19,115,572

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

10            Related parties (continued)

Significant transactions with related parties comprise:
	2008	Period from 20 May 2006 (inception) to 31 December 2007
	AED	AED

Purchase of property, plant and equipment	13,115,753	43,352,407

Key management compensation	1,237,839	277,014

Advances received from related parties	14,106,888	19,115,572

The Company has signed an agreement with GSE Power Systems, Inc. for the supply of hardware, software, firmware, technical data and other services for the training center.

11            Net loss for the year/period

Net loss for the year/period is arrived at after charging:
	2008	Period from 20 May 2006 (inception) to 31 December 2007
	AED	AED

Staff costs	2,852,418	346,486

Amortisation of intangible assets	3,921	-

Depreciation of property, plant and equipment	160,994	1,250

12            Capital commitments

Capital expenditure contracted for but not yet incurred as of 31 December 2008 amount to AED 5,894,496 (31 December 2007: AED 19,010,249).

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

13            Financial instruments

13.1         Capital risk management

The Company manages its capital to ensure it will be able to continue as a going concern while maximising the return on equity.  The Company does not have a formalised optimal target capital structure or target ratios in connection with its capital risk management objective.

13.2         Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the financial statements.

13.3         Financial risk management objectives

The Company is exposed to interest rate risk and liquidity risk related to its financial liabilities. The Company’s risk management policies are derived from the parent company’s policies. The Company does not enter into or trade in financial instruments, investment in securities, including derivative financial instruments, for speculative or risk management purposes.

The Company does not have any significant exposure to foreign currency risk as most of its assets and liabilities are denominated in UAE Dirhams or in US Dollars, the latter being pegged to the UAE Dirhams.

13.4         Interest rate risk

The Company is exposed to interest rate risk as the Company borrow funds at floating interest rates.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in Note 13.5 on liquidity risk.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for interest bearing financial instruments at the balance sheet date.  The analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s net profit would decrease/increase by AED 171,149 (2007: decrease/increase by AED 134,195).  The Company’s sensitivity to interest rates has slightly increased from prior year due to increase in bank borrowings.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2008 (continued)

13            Financial instruments (continued)

13.5         Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its funding requirements.

The table below summarises the maturity profile of the Company’s significant financial liabilities. The contractual maturities of the financial liabilities have been determined on the basis of the remaining period at the balance sheet date to the contractual maturity date. The maturity profile is monitored by management to ensure adequate liquidity is maintained. The maturity profile of the liabilities at the balance sheet date based on contractual repayment arrangements was as follows:

	Effective interest	Less than 3 months	3 months to 1 year	1 year to 5 years	Total
2008:	rate	AED	AED	AED	AED
Financial liabilities
Non-interest bearing instruments		557,085	33,222,460	-	33,779,545
Variable interest rate instruments	EBOR plus 2% p.a.	1,549,202	2,973,645	29,706,887	34,229,734

		2,106,287	36,196,105	29,706,887	68,009,279

	Effective interest	Less than 3 months	3 months to 1 year	1 year to 5 years	Total
2007:	rate	AED	AED	AED	AED
Financial liabilities
Non-interest bearing instruments		144,836	19,115,572	-	19,260,408
Variable interest rate instruments	EBOR plus 2% p.a.	-	-	26,839,008	26,839,008

		144,836	19,115,572	26,839,008	46,099,416

13.6         Fair value of financial instruments

Management considers that the fair values of financial assets and financial liabilities in the financial statements approximate their carrying amounts.

14            Date of authorisation for issue

These financial statements were approved by the Board of Directors and authorised for issue on 11 February 2009.